STANWICH ADVISORS, LLC

Statement of Financial Condition

As of December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-65708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2020___ AND ENDING ___December 31, 2020___
                                         Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanwich Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

596 Souith Hollow Rd.
_____
                      (No. and Street)

Stowe   VT   05672
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                          212-392-4838
Richard M. Feldman
_____
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
_____
                  (Name - *if individual, state last, first, middle name*)

1514 Old York Rd.   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____Charles Daugherty_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Stanwich Advisors LLC_____ as of _____December 31, 2020_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

Pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, modified June 18, 2020, the Company is submitting this filing without notarization due to difficulties arising from COVID-19.

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).

☐ (d) Statement of Cash Flows

☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2020

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Stanwich Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

This is our initial year as the Company's auditor.
Abington, Pennsylvania
March 4, 2021

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	140,690
Placement fees receivable		349,479
Other receivables		2,430
Property and equipment, net		44,269
Prepaid expenses		19,474
Right-of-use lease asset		86,912
Other assets		18,329
Total Assets	$	661,583

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$	60,609
Commissions payable		108,482
PPP loan		110,000
Lease liability		88,041
Total Liabilities		367,132

Commitments and Contingencies

Members' equity	294,451

Total Liabilities and Members' Equity	$	661,583

See accompanying notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Nature of Operations
Stanwich Advisors, LLC (the "Company") was formed as a limited liability company under the laws of the State of Connecticut. The liability of the members for the losses, debts and obligations of the Company is limited to their capital contributions. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company will continue for an indefinite period of time. The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Basis of Presentation
Although the Company has implemented many cost cutting efforts, future revenue opportunities remain limited. However, management believes that its current projected cash inflows from operations for the coming year, combined with any needed infusions of capital will be sufficient to fund any expenses it expects to incur during the same period of time. As such, the financial statements have not been adjusted to reflect any issues of going concern.

Placement Fees Receivable
Placement fees receivable are typically due over an agreed upon number of years commencing upon the commitments of capital. There were no placement fees receivable past due on December 31, 2020 in accordance with the terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of Clients. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2020. Placement fees receivable at January 1, 2020 and December 31, 2020 were $1,457,179 and $349,479 respectively.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Revenue Recognition
The Company recognizes consulting and advisory fees at the point in time that performance of obligations under the respective arrangements are completed. Such obligations include, but are not limited to, marketplace analysis, preparation of required placement memoranda and market presentations and initial investor introductions. Placement fee revenues are recognized as earned which is upon commitments of capital from investors identified by the Company, the price is fixed or determinable, and collection is reasonably assured. In the event it is decided capital will not be called, any related revenue previously earned by the Company would be written-off.

1. Summary of Significant Accounting Policies (continued)

Other Receivables
Other receivables represent Client and employee reimbursable expenses. Amounts are invoiced to Clients and employees as incurred. When deemed necessary, the Company recognizes an allowance for doubtful accounts based on historical experience, an individual account analysis, aging of the account balance and the expected recovery of amounts from various collection methods.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for Federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to taxes on income and loss at the entity level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2017 through 2019 tax years are open for examination by Federal, state and local tax authorities.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. The most significant estimate in the financial statements is the allowance for doubtful accounts. Actual results could differ from estimates.

Leases
The Company adopted ASC 842 which requires the recordation of a right-of-use asset and related lease liability on the Statement on Financial Condition. Such amounts are based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

2. Property & Equipment

Property and equipment were comprised of the following at December 31, 2020:

Leasehold improvements	$	89,047
Furniture and fixtures		8,200
Office equipment		13,573
		110,821
Less: accumulated depreciation and amortization		(66,551)
Property and equipment, net	$	44,269

3. Regulatory Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2020, the Company's net capital balance as defined by the Rule 15c3-1 was $56,698, which exceeded the net capital requirement by $45,350. At December 31, 2020, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 3.00 to 1.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

4. Commitments and Contingencies

The Company leases office space pursuant to a three-year lease expiring in 2022. The future minimum lease payments, and related net present value of such payments are as follows:

Year ending December 31,		
2021	$	78,431
2022		13,245
Total payments		91,676
Less: Imputed interest		(3,635)
Net present value of payments	$	88,041

The weighted average remaining lease term of operating leases is one year. The weighted average discount rate used to impute interest is 6.5%.

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2020, the Company was not involved in any such claims or lawsuits.

5. Income Taxes

The Company reports its results for tax purposes on a cash basis, which is different from its financial statement preparation. As such, for the current year, the Company experienced a taxable profit, and therefore accrued an amount for state tax expense in accordance with Connecticut pass through entity tax regulations of $46,777, based on a statutory tax rate of 6.99%. As a limited liability company, the Company is not subject to Federal tax liability; such liability is taxed to the individual member.

6. PPP Loan

The Company applied for and received a Paycheck Protection Program Loan (commonly known as a PPP Loan) under the Cares Act of 2020 in the amount of $110,000. The Company believes such loan shall be partially forgiven in the amount of approximately $99,800 accordance with its terms, however, such forgiveness has not yet been received and therefore the full amount of the loan is considered a liability as of December 31, 2020. In light of the anticipated forgiveness, no interest has been accrued on the portion that it expects to be forgiven.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. From time to time, balances exceeded insured limit. As of December 31, 2020, balances were below such insured limit.

The Company derives its revenue from a limited number of Clients. As of December 31, 2020, placement fees receivable from one Client represented 62% of total placement fees receivable.

8. Recently Issued Accounting Pronouncements

Credit Losses
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments– Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans and other financial instruments. The Company has evaluated the impact of this standard and believes there is no effect on its financial statements, including accounting policies, processes and systems.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued. On January 4, 2021, the Company collected a receivable of $217,854, and shortly thereafter made distributions to members of $106,578, resulting in a net increase in Net Capital of $111,276 from these transactions.

There have been no other subsequent events requiring disclosure in the accompanying Statement of Financial Condition.